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                             April 10, 2023

       John P. Love
       President and Chief Executive Officer
       United United States Commodity Funds LLC
       1850 Mt. Diablo Boulevard
       Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States
Commodity Index Funds Trust
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-34833

       Dear John P. Love:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.



       Form 10-K for the year ended December 31, 2022

       Item 9A. Controls and Procedures, page 132

   1. We note you provide the required separate disclosures by each of the Trust and each active series in your
financial statements, audit reports, disclosure controls and procedures, and
internal control over financial reporting. In addition, you should also include a statement
that the CEO/CFO certifications are applicable to each of the series as well as the Trust.
Please represent to us that you will revise future periodic filings to comply.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John P. Love
United United States Commodity Funds LLC
April 10, 2023
Page 2

      You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 with any questions.



FirstName LastNameJohn P. Love                     Sincerely,
Comapany NameUnited United States Commodity Funds LLC
                                                   Division of Corporation
Finance
April 10, 2023 Page 2                              Office of Crypto Assets
FirstName LastName